UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission file number: 001-39259

China Liberal Education Holdings Limited

7 Floor, Building 5, No. 2 Zhenxing Road

Changping District, Beijing

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Private Placement; Entry into Definitive Agreements

On September 19, 2024, China Liberal Education Holdings Limited, an exempted company formed under the laws of the Cayman Islands (the “Company”), entered into subscription agreements (the “Subscription Agreements”) with ten individuals (the “Investors”), including Ms. Ngai Ngai Lam, the chief executive officer and chairperson of the board of directors of the Company, pursuant to which the Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Investors, an aggregate of 250,000,000 ordinary shares of the Company, par value $0.015 per share, at a purchase price of $0.28 per ordinary share and an aggregate purchase price of $70.0 million. The Subscription Agreement with Ms. Ngai Ngai Lam and the transaction contemplated thereby has been approved by the audit committee of the Company’s board of directors, and the Subscription Agreements with the remaining Investors and the transactions contemplated thereby have been approved by the Company’s board of directors.

The Company expects to receive gross proceeds of approximately $70.0 million from the issuance and expects settlement of the issuance to occur in accordance with the terms of the Subscription Agreements. The closing of the transactions contemplated by the Subscription Agreements shall take place on a date mutually agreed by the Company and the Investors.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of the Subscription Agreements, the form of which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Form of Subscription Agreement

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: October 1, 2024	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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